Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

APi Group Corporation:

We consent to the use of our report dated March 24, 2021 with respect to the consolidated financial statements of APi Group Corporation and subsidiaries as of December 31, 2020 and 2019 (Successor), the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for the years ended December 31, 2020 and 2019 (Successor), period from January 1, 2019 through September 30, 2019, and the year ended December 31, 2018 (Predecessor), and the related notes (collectively, the consolidated financial statements), incorporated by reference herein, and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to a change in the method of accounting for leases.

/s/ KPMG LLP

Minneapolis, Minnesota

May 12, 2021